FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Wins SugarCRM’s Partner-to-Partner Award

Press Release

Magic Software Wins SugarCRM’s Partner-to-Partner Award

Magic Named a 2015 Global Partner Award Winner by SugarCRM

Or Yehuda, Israel, June 23, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Magic Software was presented with SugarCRM’s global ISV Partner Award for best engagement and teaming with fellow partners across the SugarCRM partner ecosystem. The award was presented at SugarCon, SugarCRM’s annual conference for customers and partners.

Magic’s award-winning Magic xpi Integration Platform includes a certified adapter that is optimized for Sugar along with 100+ other prebuilt components and connectors to leading IT systems. Magic xpi enables SugarCRM partners to increase their value proposition by being able to quickly and easily integrate Sugar with other enterprise software systems. Magic fully supports SugarCRM partners with training, support and professional services tailored to meet the needs of business partners and their end users.

“This recognition is a testament to our close working relationship with SugarCRM, our growing list of Magic xpi partners and end customers in the Sugar ecosystem, and our team’s dedication to their success,” said Itai Galmor, VP Global Marketing and Business Development. “By providing the tools needed for integration and mobility, and customer references like Sennheiser, Magic is helping SugarCRM partners close deals around the world.”

“SugarCRM partners help organizations build extraordinary customer relationships in this era of business transformation,” said Mark Weitzel, Senior Director, Worldwide ISV Alliances at SugarCRM. “They play a vital role expanding the global reach with strategic CRM consulting, tailored solutions that complement Sugar, techniques for CRM best practices, and flexible implementation and integration services. We congratulate Magic on their success over the past year and look forward to our continued mutual success in the years to come.”

Companies that are interested in learning more about Magic’s solutions for SugarCRM partners should contact us through the Magic website.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Wins SugarCRM’s Partner-to-Partner Award

Exhibit 10.1